SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 27, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

Item		Sequential Page Number
1	Relevant fact, dated on May 27, 2004	3

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[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE- RELEVANT FACT

In order to fulfill the terms foreseen in Act 26/2003 of 17th July, the Board of Directors of Terra Networks, S.A., at its meeting held on 27th May 2004, unanimously resolved to amend the formerly current Regulations of the Board of Directors of the Company to adapt them to the terms of the said Act 26/2003 and thus, to approve the new Regulations of the Board of Directors which are attached to this document.

Notice was also given that those Regulations of the Board of Directors may be consulted on the web page of Terra Networks, S.A. (http://www.terralycos.com).

****************************

Madrid, May 27, 2004

/s/ José F. Mateu Isturiz
José F. Mateu Isturiz
General Counsel and Secretary of the Board of Directors of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 20-F under the heading “Risk Factors”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NETWORKS, S.A.

By:	/S/ JOSÉ F. MATEU ISTURIZ
Name:	José F. Mateu Isturiz
Title:	General Counsel and Secretary of the Board of Directors

Date: May 27, 2004

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